CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

Bear Market PLUS due 2008	$13,250,000	$1,417.75

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT for PLUS Dated February 21, 2006	Pricing Supplement No. 126 Registration Statement No. 333-131266 Dated November 22, 2006 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Bear Market PLUS due February 20, 2008
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based Inversely on the Value of the PHLX Housing SectorSM Index

The Bear Market PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, provide for only a minimum 50% return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement. At maturity you will receive for each $10 principal amount of Bear Market PLUS that you hold an amount in cash that may be more or less than the principal amount based inversely upon the closing value of the PHLX Housing SectorSM Index at maturity.

Final Terms:

Underlying index:
Underlying index publisher:
Aggregate principal amount:
Pricing date:
Original issue date:
Maturity date:
Original issue price:
Stated principal amount:
Interest rate:
Denominations:
Bull market or bear market PLUS:
Payment at maturity:

PHLX Housing SectorSM Index
Philadelphia Stock Exchange, Inc.
$13,250,000
November 22, 2006
November 30, which is the fifth trading day following the pricing date
February 20, 2008
$10 per Bear Market PLUS
$10 per Bear Market PLUS
None
$10 and integral multiples thereof
Bear market PLUS
An amount of cash per Bear Market PLUS equal to:

•	if the final index value is less than or equal to the initial index value, $10 plus the enhanced downside payment, subject to the maximum payment at maturity; or
•	if the final index value is greater than the initial index value, $10 less the upside reduction amount, subject to the minimum payment at maturity
Enhanced downside payment: Upside reduction amount: Leverage factor: Index percent decrease:

The product of (i) $10 and (ii) the leverage factor and (iii) the index percent decrease
The product of (i) $10 and (ii) the index percent increase
300%
A fraction, the numerator of which is the initial index value minus the final index value and the denominator of which is the initial index value

Index percent increase:	A fraction, the numerator of which is the final index value minus the initial index value and the denominator of which is the initial index value
Initial index value:	223.55, the index closing value on the pricing date, as published on Bloomberg page “HGX” or any successor page
Final index value:	The index closing value of the underlying index on the index valuation date, as published on Bloomberg page “HGX” or any successor page
Index valuation date: Maximum payment at maturity: Minimum payment at maturity: Listing:

February 15, 2008, subject to adjustment for certain market disruption events
$13.90 per Bear Market PLUS
$5.00 per Bear Market PLUS (50% of the stated principal amount)
The Bear Market PLUS have been approved for listing on the AMEX subject to official notice of issuance. The AMEX listing symbol for the Bear Market PLUS is “HPM.” It is not possible to predict whether any secondary market for the Bear Market PLUS will develop.

CUSIP:	61747W885

The Bear Market PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Commissions(1)	Proceeds to Company

Per Bear Market PLUS	$10.00	$0.15	$9.85
Total	$13,250,000.00	$198,750.00	$13,051,250.00
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for PLUS dated February 21, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000371/feb2106_424b2-plus.htm

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

Your Return on the Bear Market PLUS

     No interest and provides for only 50% return of principal at maturity. Unlike ordinary debt securities, the Bear Market PLUS do not pay interest and provide for only a minimum 50% return of principal at maturity. If the final index value is greater than the initial index value, we will pay to you an amount in cash per Bear Market PLUS that is less than the $10 stated principal amount of each Bear Market PLUS by an amount proportionate to the increase in the value of the underlying index, subject to the minimum payment at maturity of $5. The Bear Market PLUS are not callable prior to maturity.

     Payment at maturity. At maturity, you will receive for each $10 principal amount of Bear Market PLUS that you hold an amount in cash based inversely upon the value of the underlying index, determined as follows:

  If the final index value is less than or equal to the initial index value, you will receive for each $10 principal amount of Bear Market PLUS that you hold a payment at maturity equal to:

  $10    +    enhanced downside payment,

where,

enhanced downside payment = $10 × 300% × index percent decrease

and

initial index value - final index value
index percent decrease	=
initial index value

subject to a maximum payment at maturity of $13.90, or 139% of the stated principal amount of $10 for each Bear Market PLUS.

  If the final index value is greater than the initial index value, you will receive for each $10 principal amount of Bear Market PLUS that you hold a payment at maturity equal to:

  $10 - upside reduction amount

subject to a minimum payment at maturity of $5, or 50% of the stated principal amount of $10 for each Bear Market PLUS,

where,

upside reduction amount = $10 × index percent increase

and
final index value - initial index value
index percent increase	=
initial index value

     Investing in the Bear Market PLUS is not equivalent to investing in the underlying index or its component stocks.

     Postponement of maturity date. If the scheduled index valuation date is postponed, because that day is not an index business day or a market disruption event occurs on that day, and the postponed index valuation date is less than two scheduled index business days prior to the scheduled maturity date, the maturity date will be the second scheduled index business day following the index valuation date as postponed.

Hypothetical Payouts on the Bear Market PLUS at Maturity

     For each Bear Market PLUS, the following graph illustrates the payment at maturity on the Bear Market PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the maximum payment at maturity. The graph is based on the following terms:

•	Stated principal amount:	$10
•	Initial index value:	223.55
•	Leverage factor:	300%
•	Maximum payment at maturity:	$13.90 (139% of the stated principal amount per Bear Market PLUS)
•	Minimum payment at maturity:	$5 (50% of the stated principal amount per Bear Market PLUS)

     Where the final index value is less than the initial index value, the payment at maturity on the Bear Market PLUS reflected in the graph below is greater than the $10 principal amount per Bear Market PLUS, but in all cases is subject to the maximum payment at maturity. Where the final index value is greater than the initial index value, the payment at maturity on the Bear Market PLUS reflected in the graph below is less than the $10 principal amount per Bear Market PLUS, subject to the minimum payment at maturity.

     You would realize the maximum payment at maturity at a final index value of approximately 87% of the initial index value, or approximately 194.4885. The graph does not show every situation that may occur.

The Underlying Index

     The PHLX Housing SectorSM Index. The Philadelphia Stock Exchange, Inc. developed the PHLX Housing SectorSM Index (the “Index”) which is a modified capitalization weighted index composed of twenty-one companies whose primary lines of business are directly associated with the United States housing construction market. The index was set to an initial value of 250 on January 2, 2002. For further information about the PHLX Housing SectorSM Index, including license agreement information, see Annex A to this pricing supplement.

     Historical Information. The following table sets forth the published high and low underlying index closing values, as well as end-of-quarter index closing values, of the underlying index for each quarter in the period from July 3, 2002 through November 22, 2006. The underlying index closing value on November 22, 2006 was 223.55. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date. The payment of dividends on the stocks that constitute the underlying index is not reflected in the level of the underlying index and, therefore, have no effect on the calculation of the payment at maturity.

PHLX Housing Sector Index	High	Low	Period End

2002
Third Quarter (commencing from
July 3, 2006)	140.82	105.39	105.74
Fourth Quarter	116.72	92.92	112.39
2003
First Quarter	117.83	100.28	107.47
Second Quarter	149.35	109.12	140.42
Third Quarter	156.24	138.01	152.73
Fourth Quarter	185.63	159.20	183.18
2004
First Quarter	202.93	174.65	200.32
Second Quarter	201.26	172.29	190.65
Third Quarter	203.99	178.12	203.99
Fourth Quarter	234.66	185.99	234.66
2005
First Quarter	259.10	223.55	239.27
Second Quarter	272.02	226.38	266.04
Third Quarter	293.03	256.31	269.20
Fourth Quarter	270.77	232.87	259.04
2006
First Quarter	280.33	249.27	266.08
Second Quarter	275.09	202.65	215.60
Third Quarter	215.54	190.01	208.57
Fourth Quarter
(through November 22, 2006)	223.55	206.72	223.55

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the Bear Market PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Bear Market PLUS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Bear Market PLUS by taking short positions in the stocks constituting the underlying index and in options contracts on the underlying index. Such sale activity could have decreased the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before you would receive at maturity a payment that exceeds the principal amount of the Bear Market PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

Risk Factors

     The Bear Market PLUS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The Bear Market PLUS do not pay interest and provide for only a minimum 50% return of principal. If the final index value is greater than the initial index value, you will receive an amount in cash that is less than the $10 principal amount of each Bear Market PLUS by an amount proportionate to the increase in the value of the underlying index, subject to the minimum payment at maturity, and will lose money on your investment.

     Your appreciation potential is limited. The appreciation potential of the Bear Market PLUS is limited by the maximum payment at maturity of $13.90, or 139% of the stated principal amount of $10 for each Bear Market PLUS. Although the leverage factor provides 300% exposure to any decrease in the value of the underlying index at maturity, because the payment at maturity will be limited to 139% of the stated principal amount of $10 for each Bear Market PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value decreases to approximately 87% of the initial index value.

     Secondary trading may be limited. There may be little or no secondary market for the Bear Market PLUS. You should be willing to hold your Bear Market PLUS to maturity.

     Market price of the Bear Market PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the Bear Market PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Bear Market PLUS in the secondary market, including: the value of the underlying index at any time and on the determination date, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the Bear Market PLUS, the dividend rate on the stocks comprising the underlying index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Bear Market PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Bear Market PLUS, as well as the projected profit included in the cost of hedging our obligations under the Bear Market PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     Adjustments to the underlying index could adversely affect the value of the Bear Market PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests. The hedging or trading activities of our affiliates on or prior to the pricing date and on the index valuation date could adversely affect the value of the underlying index and, as a result, could decrease the amount you may receive on the Bear Market PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, have decreased the value at which the underlying index must close on the index valuation date before you receive a payment at maturity that exceeds the principal amount of the Bear Market PLUS. Additionally, such hedging or trading activities during the term of the Bear Market PLUS could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash you will receive at maturity.

     Investing in the Bear Market PLUS is not equivalent to investing in the underlying index. Investing in the Bear Market PLUS is not equivalent to investing in the underlying index or its component stocks. As an investor in the Bear Market PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.

     Because the characterization of the PLUS for U.S. federal income tax purposes is uncertain, the material U.S. federal income tax consequences of an investment in the PLUS are uncertain. You should also consider the U.S. federal income tax consequences of investing in the PLUS. Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of investing in the PLUS supersede the discussions contained in the accompanying prospectus supplement. There is no direct legal authority as to the proper tax treatment of the PLUS, and consequently significant aspects of the tax treatment of the PLUS are uncertain. Our counsel has not rendered an opinion as to the proper characterization of the PLUS for U.S. federal income tax purposes. Pursuant to the terms of the PLUS, you have agreed with us to treat a PLUS as a single financial contract, as described in the section of this pricing supplement called “United States Federal Income Taxation—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and/or character of income or loss with respect to the PLUS would differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

     If you are a non-U.S. investor, please also read the section of this pricing supplement called “United States Federal Income Taxation—Tax Consequences to Non-U.S. Holders.”

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-11 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Market PLUS.

ERISA

     See “ERISA” in the prospectus supplement for PLUS.

UNITED STATES FEDERAL INCOME TAXATION

     Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS issued under this pricing supplement and is superseded by the following discussion.

     The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the PLUS. This discussion only applies to initial investors in the PLUS who:

  purchase the PLUS at their “issue price”; and

  will hold the PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

     This discussion does not describe all of the tax consequences that may be relevant to a particular holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

  certain financial institutions;

  insurance companies;

  dealers in securities or foreign currencies;

  investors holding the PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or who holds the PLUS as part of a constructive sale transaction;

  U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  regulated investment companies;

  real estate investment trusts;

  persons subject to the alternative minimum tax;

  nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; and

  Non-U.S. Holders for whom income or gain in respect of the PLUS is effectively connected with a trade or business in the United States.

     As the law applicable to the U.S. federal income taxation of instruments such as the PLUS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. Persons considering the purchase of the PLUS are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

     Pursuant to the terms of the PLUS, we and every investor in the PLUS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a PLUS for all tax purposes as a single financial contract that is an “open transaction” for U.S. federal income tax purposes which (i) requires the investor to pay us at inception an amount equal to the purchase price of the PLUS and (ii) entitles the investor to receive at maturity an amount in cash based upon the performance of the underlying index. The characterization of the PLUS described above is not, however, binding on the Internal Revenue Service (the “IRS”) or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the PLUS (or of similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Significant aspects of the U.S. federal income tax consequences of an investment in the PLUS are uncertain. Davis Polk & Wardwell, our counsel (“Tax Counsel”), has not rendered an opinion as to whether the U.S. federal income tax characterization and treatment of the PLUS stated above should be respected, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding the U.S. federal tax consequences of an investment in the PLUS (including possible alternative characterizations of the PLUS) and regarding any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the PLUS described above.

Tax Consequences to U.S. Holders

     As used herein, the term “U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

  a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

  The term U.S. Holder also includes certain former citizens and residents of the United States.

Tax Treatment of the PLUS

     Assuming the characterization of the PLUS as set forth above is respected, Tax Counsel believes that the following U.S. federal income tax consequences should result.

     Tax Treatment Prior to Maturity. A U.S. holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange as described below.

     Tax Basis. A U.S. Holder’s tax basis in the PLUS should equal the amount paid by the U.S. Holder to acquire the PLUS.

     Sale, Exchange or Settlement of the PLUS. Upon a sale or exchange of the PLUS, or upon settlement of the PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the PLUS sold, exchanged, or settled. Any capital gain or loss recognized upon sale, exchange or settlement of a PLUS should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time.

Possible Alternative Tax Treatments of an Investment in the PLUS

     Due to the absence of authorities that directly address the proper characterization of the PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

     If the IRS were successful in asserting that the Contingent Debt Regulations applied to the PLUS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of their issuance. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the PLUS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

     Even if the Contingent Debt Regulations do not apply to the PLUS, other alternative federal income tax characterizations of the PLUS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the PLUS. It is possible, for example, that a PLUS could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis. Accordingly, prospective investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS.

Backup Withholding and Information Reporting

     Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. In addition, information returns will be filed with the IRS in connection with payments on the PLUS and the proceeds from a sale or other disposition of the PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

     This section only applies to you if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

  an individual who is classified as a nonresident alien;

  a foreign corporation; or

  a foreign trust or estate.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such holder is urged to consult his or her own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a PLUS.

Tax Treatment upon Sale, Exchange or Settlement of a PLUS

     In general. Assuming the characterization of the PLUS as set forth above is respected, a Non-U.S. Holder of the PLUS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

     If all or any portion of a PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the PLUS would not be subject to U.S. federal withholding tax, provided that:

  the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

  the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

  the Non-U.S. Holder is not a bank receiving interest under section 881(c)(3)(A) of the Code; and

  the certification requirements described below has been fulfilled with respect to the beneficial owner.

     Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a PLUS (or a financial institution holding the PLUS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

U.S. Federal Estate Tax

     Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the PLUS are likely to be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the PLUS.

Backup Withholding and Information Reporting

     Information returns may be filed with the IRS in connection with the payment on the PLUS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. The certification procedures described above under “–Tax Treatment upon Sale, Exchange or Settlement of a PLUS – Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

ANNEX A

The Underlying Index

     The PHLX Housing SectorSM Index. We have derived all information contained in this pricing supplement regarding the PHLX Housing SectorSM Index (the “Index”) from publicly available information. Such information reflects the policies of, and is subject to change by the Philadelphia Stock Exchange, Inc. (the “PHLX”). The Index was developed by PHLX and is calculated, maintained and published by the PHLX. We make no representation or warranty as to the accuracy or completeness of such information.

     The Index is a modified capitalization weighted index composed of twenty-one companies whose primary lines of business are directly associated with the United States housing construction market (the “Index Stocks”). The Index composition encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index was set to an initial value of 250 on January 2, 2002. Options commenced trading on the Index on July 17, 2002. Modified capitalization weighting is intended to maintain as closely as possible the proportional capitalization distribution of the portfolio of Index Stocks, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% to 60% for the top five or an aggregation of all stocks weighing 5% or more). This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks without changing the total capitalization of the portfolio. The net result is a weight distribution that is less skewed toward the larger stocks, but still does not approach equal weighting.

     Methodology for inclusion in the Index. Index securities are first defined as small stocks (current market capitalization less than or equal to 50% of the average market capitalization of all component securities), medium stocks (current market capitalization greater than 50% and less than 150% of the average market capitalization of all component securities), or large stocks (current market capitalization greater than or equal to 150% of the average market capitalization of all component securities).

     A determination is then made, based on the current (true) market capitalization if:

     1. Any single component security represents 25% or more of the current market capitalization of the basket; and/or

     2. All component securities that individually represent 5% or more of the total current market capitalization of the basket in aggregate represent 50% or more of the total current market capitalization of the basket.

     If 1 is true, then:

     3. The weight of all qualifying component securities is set to 22.5%;

     4. The weight that represents the aggregate difference between the original weight and the new weight of 22.5% for each qualifying component is redistributed as follows:

     a) The weight of any component security that represents less than 1% of the total current market capitalization of the basket is increased to exactly 1%, beginning with the highest weighted, sub 1% component security and continuing until either all component securities are equal to or above 1% or until no excess weight remains to be distributed;

     b) Beginning with the largest small stock, its weight is increased to the nearest whole percentage weight, and in one half percentage increments thereafter until the last iteration causes its weight to exceed the weight of the second largest small stock by 100%, and continuing until no excess weight remains to be distributed, except that:

     i. If the next iteration would cause the subject stock to have a higher weight than the stock ranked immediately above it, the larger stock’s weight is increased to the nearest whole percentage weight and in one half percents increments thereafter until the paused iteration would no longer cause the original subject stock to have a higher weight than the stock ranked immediately above it, until no excess weight remains to be distributed, or until the larger stock’s weight exceeds the stock ranked immediately above it, in which case the step is repeated for the next higher weighted stock.

     If 2 is true after steps 3 and 4, then:

     5. The weight of each qualifying component is proportionally reduced such that the aggregate weight of the qualifying components is exactly 45%, as follows:

     a) For qualifying components 1 through n, (a) the difference between 45% and the aggregate weight of all the qualifying components prior to this reduction and (b) the percent of the total capitalization of the qualifying components that each qualifying component represents, is calculated. The weight of each qualifying component is reduced by an amount that equals a *b(1-n), except that the proportional reduction shall not cause any component to have a lesser weight than the component security ranked immediately beneath it. If such a situation should occur, then the next largest component security or securities that would not have otherwise qualified for inclusion in the proportional reduction shall then be included.

     6. The weight that represents the difference between the original aggregate weight and the new weight of 45% for the group of qualifying components is redistributed as follows:

     a) Beginning with the largest small stock, its weight is increased to the nearest whole percentage weight, and in one half percentage increments thereafter until the last iteration causes its weight to exceed the weight of the second largest small stock by 100%, and continuing until no excess weight remains to be distributed, except that:

     i. If the next iteration would cause the subject stock to have a higher weight than the stock ranked immediately above it, the larger stock’s weight is increased to the nearest one half percentage weight and in half percent increments thereafter until the paused iteration would no longer cause the original subject stock to have a higher weight than the stock ranked immediately above it, until no excess weight remains to be distributed, or until the larger stock’s weight exceeds the stock ranked immediately above it, in which case this step is repeated for the next higher weighted stock; and

     ii. Excess weight distributed to the smallest stock will increase its weight to no more than that of the adjusted weight of the second smallest stock; and

     iii. If the smallest stock has been increased to the level of the second smallest stock and excess weight remains to be distributed, then beginning with the largest small stock and continuing downward, the weight of each component is increased by half percentage increments until no excess weight remains, subject to the conditions and remedies of (i) above, except that if insufficient excess weight remains to solve the conditions and remedies of paragraph (i) above, than paragraph (iii) is started with the smallest stock whose weight exceeds the next smallest stock by at least one half percent.

     New share values will be assigned to each component security by calculating the dollar value of each component security’s new percent weight of the original total current market capitalization of the basket, divided by the last sale price of each respective component security.

     This process will be repeated at least semi-annually for implementation at the end of the January and July option expiration if the modified capitalization of a single component or group of components exceed the concentration thresholds stated above as of the last trading day of the previous month, and such rebalancing will be based on actual market capitalizations of the component stocks as determined by actual share amounts and closing prices on the last trading day of the previous month.

Adjustments for corporate actions:

     Stock splits – modified share amounts will be adjusted proportionally to the stock price adjustment using the announced split ratio on the effective date of the split. No divisor change should be necessary except for rounding.

     Share changes greater than 5% – due to mergers, acquisitions, or stock repurchase, modified share amounts will be adjusted in proportion to the announced share change. Divisor changes will be necessary.

     Adjustments for stock addition or removal:

     Stock removal – no adjustments to the remaining component modified shares made. Divisor changes will be necessary.

     Stock addition – the modified share weight of a stock addition will be determined in a 4 step process:

     • Determine the relative weight rank of the new component’s true capitalization compared to the true capitalization of the current component list (e.g., 14th out of 25);

     • Assign a modified capitalization to the new component that is midway between the modified capitalization of the two current components that ranked immediately above and below the new component (e.g., midway between the modified cap of numbers 13 and 14);

     • Determine a number of modified shares required to achieve the modified capitalization based on the closing price of the new component on the day immediately prior to its addition.

     • Divisor changes will necessary.

     In this pricing supplement, unless the context requires otherwise, references to the PHLX Housing SectorSM Index will include any Successor Index and references to PHLX will include any successor to PHLX.

     License Agreement between PHLX and MS & Co. PHLX and MS & Co. have entered into a non-exclusive license agreement providing license to MS & Co., and certain of its affiliated and subsidiary companies, in exchange for a fee, of the right to use the PHLX Housing SectorSM Index, which is owned and published by PHLX, in connection with securities, including the Bear Market PLUS.

     The license agreement between PHLX and MS & Co. provides that the following language must be set forth in this pricing supplement:

     The Index is not sponsored, endorsed, sold or promoted by the PHLX. The PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in securities generally or in the Index particularly or the ability of the Index to track market performance. The PHLX’s only relationship to Licensee is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to the Licensee. The PHLX has no obligation to take the needs of the Licensee or the owners of the Index into consideration in determining, composing or calculating the Index. The PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. The PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.

     “PHLX Housing SectorSM” and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by Morgan Stanley & Co. Incorporated.